                                                    Filed by Occam Networks Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                     Subject Company: Accelerated Networks, Inc.
                                                   Commission File No. 000-30741

              [ACCELERATED NETWORKS AND OCCAM NETWORKS LETTERHEAD]



FOR IMMEDIATE RELEASE

        Accelerated Networks and Occam Networks Call Special Stockholder
                       Meetings to Approve Pending Merger

              Accelerated Networks Registration Statement Relating
                to Merger with Occam Networks Declared Effective

MOORPARK and SANTA BARBARA, Calif. - April 29, 2002 - Accelerated Networks, Inc. (Nasdaq: ACCL) and Occam Networks Inc. today announced that Accelerated Networks' Registration Statement relating to the previously announced proposed merger of the two companies was declared effective on April 26, 2002 by the Securities and Exchange Commission.

     Each company will hold a special meeting of its respective stockholders on May 13, 2002 to obtain approval of the proposed merger involving the two companies.

     The special meeting of Accelerated Networks stockholders will be held at 10:00 a.m., local time, at the law offices of Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California.

     The special meeting of Occam stockholders will also be held at 10:00 a.m., local time, at Occam Networks' headquarters, 77 Robin Hill Road, Santa Barbara, California.

     Accelerated Networks and Occam Networks expect to complete the merger promptly following the respective stockholder meetings, subject to the satisfaction or waiver of certain closing conditions.

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   Accelerated Networks and Occam Announce Special Stockholder Meetings - Page 2


About Accelerated Networks, Inc.

     Accelerated Networks, headquartered in Moorpark, California, designs and develops multi service broadband access (MSBA) products that enable telecommunications service providers to bundle voice and data services over a single broadband access network. These products are designed to allow service providers to efficiently and cost-effectively deliver and manage secure multi service broadband access services using DSL, T1/E1, NxT1/E1, or DS3/OC-3 technologies. Accelerated's products also allow service providers to leverage emerging technologies such as voice over broadband (VoB) and frame relay over DSL (FRoDSL) over a single broadband access network. Accelerated Networks offers all of the components of a complete multiservice broadband access solution: carrier-class voice gateways, central office and multi-tenant unit concentrators, and a broad range of customer premises integrated access devices
(IADs). Its AN-32 integrated Access Device (IAD) was named Network Magazine's Local Loop Access Device product of the year. For additional information, please visit www.acceleratednetworks.com.


About Occam Networks Inc.

     Occam Networks Inc. develops and markets a suite of Broadband Loop Carriers, innovative Ethernet- and IP-based loop carrier platforms that enable incumbent local exchange carriers to profitably deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-packet access network. Occam is headquartered in Santa Barbara, Calif. Additional information about the company can be found at www.occamnetworks.com.

     Accelerated Networks has filed a registration statement on Form S-4 in connection with the proposed merger between Accelerated Networks and Occam, and Accelerated Networks and Occam intend to mail a proxy statement/prospectus to their respective stockholders in connection with the transaction on or about May 1, 2002. Investors and security holders of Accelerated Networks and Occam are urged to read the proxy statement/prospectus because it

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   Accelerated Networks and Occam Announce Special Stockholder Meetings - Page 3


contains important information about Accelerated Networks, Occam and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus at the SEC's website at www.sec.gov. A free copy of the
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proxy statement/prospectus may also be obtained from Accelerated Networks and
Occam. In addition to this registration statement, Accelerated Networks files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on this public reference room. The reports, statements and other information filed by Accelerated Networks with the SEC are also available for free at the SEC's web site at www.sec.gov. A free
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copy of these reports, statements and other information may also be obtained from Accelerated Networks.

     Accelerated Networks' executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Accelerated Networks and Occam in favor of the merger. A description of the interests of Accelerated Networks' executive officers and directors in Accelerated Networks is set forth in the proxy statement for Accelerated Networks' 2001 Annual Meeting of Stockholders, which was filed with the SEC on December 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Accelerated Networks' executive officers and directors in the merger by reading the proxy statement/prospectus.

     Occam's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Accelerated Networks and Occam in favor of the merger. A description of the interests of Occam's executive officers and directors in Occam is set forth in the proxy statement/prospectus. Investors and security holders may obtain more

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   Accelerated Networks and Occam Announce Special Stockholder Meetings - Page 4


detailed information regarding the direct and indirect interests of Occam's executive officers and directors in the merger by reading the proxy statement/prospectus.

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Portions of this press release contain forward-looking statements regarding future events or the future performance of Accelerated Networks, Occam or the combined organization. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from any future performance suggested in such statements. These factors include, but are not limited to, general market conditions affecting communications service providers purchase of equipment, in particular, DSL-related equipment, changes in service providers' business models, the rate our customers deploy their networks, our customers' ability to secure financing, the timing of order and shipments of products, mix of products sold, changes in the prices of components, ability to maintain production volumes and secure key components, the ability of Accelerated Networks, Occam or the combined organization to develop new products to meet market demand, and the effects of natural disasters, international conflicts and other events beyond our control. Neither Accelerated Networks nor Occam undertake any obligation to publicly update any forward-looking statements as a result of new information, future events or otherwise. Please refer to Accelerated Networks' most recent quarterly report on Form 10-Q, annual report on Form 10-K and other filings with the SEC, including the proxy statement/prospectus, which contain and identify other important factors that could cause actual results to differ materially from those contained in any forward-looking statements.


Contact:
Press and Trade Analysts               Investors and Financial Analysts
Daphne Page                            Jill Fukuhara
Director, Corporate Communications     FRB for Occam
Occam Networks Inc.                    +1 301 407 6539
+1 805 692 2919                        jfukuhara@webershandwick.com
dpage@occamnetworks.com

                                       Trudy Self
                                       Accelerated Networks, Inc.
                                       805-553-9680 x409
                                       investorrelations@acceleratednetworks.com